　　　　　　　　　　　　　　　　　　　　　　　September 30, 2008

Eastbiz.com
Agent for Easy Energy, Inc,
5348 Vegas Drive
Las Vegas, Nevada 89108

Re:　　Easy Energy, Inc.
**　　　　Form S-1, Amendment No. 4**
**　　　　File No. 333-150468**
**　　　　Filed September 18, 2008**
**　　　　Form 10-Q/A filed September 18, 2008**
**　　　　File No. 0-53002**

Dear Sir or Madam:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Amendment 4 filed September 18, 2008

Restated Financial Statements June 30, 3008

Restated Statements of Operations, page F-2

1.   We reference your response to prior comment 7 in our letter dated August 27, 2008. Please tell us why the periods you have presented in the Statements of Operations and Statements of Cash Flows are different and how these are consistent with the requirements of Rule 8-03 of regulation S-X.

Note 5 – Capital Stock, pages F-8 and F-9

2.   We reference your response to prior comment 3 in our letter dated August 27, 2008. We note that you have revised the financial statements to reflect the stock and warrants issued on March 25 and 27, 2008 at their trading prices. Please tell us where you have provided the disclosures required by SFAS 154.

March 31, 2008 Financial Statements

Note 9 – Restated Financial Statements, page F-14

3.   Please revise to separately discuss each of the restatement adjustments for the correction of the errors and disclose the effect that these have on each financial statement line item included on pages F-24 through F-24. Provide all the disclosures required by paragraph 26 of SFAS 154.

June 30, 2008 Form 10-Q/A filed September 18, 2008

Management's Discussion and Analysis

4.   Please tell us the reason that the estimated expenses for the next twelve month period on page 15 of your Form 10-Q/A filed September 18, 2008 do not agree with the amounts on page 19 of amendment number 4 to your Form S-1.

Financial Statements

5.	Please tell us where you have provided disclosures for the restatements adjustments for the correction of the errors, including all the disclosures required by paragraph 26 of SFAS 154.

You may contact Jong Hwang at (202) 551-3327 or Angela Crane (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Brian Cascio
Branch Chief

cc.	Eastbiz.com
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